UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

TransAlta Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

89346D107

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, CA 92612

(949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89346D107	13D/A	Page 2 of 15

1	Name of Reporting Persons. LSP Penn Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 16,136,700
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,136,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D/A	Page 3 of 15

1	Name of Reporting Persons. LSP Penn Holdings II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 16,136,700
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,136,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D/A	Page 4 of 15

1	Name of Reporting Persons. LS Power Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 16,136,700
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,136,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D/A	Page 5 of 15

1	Name of Reporting Persons. LS Power Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 16,136,700
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,136,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D/A	Page 6 of 15

1	Name of Reporting Persons. Luminus Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 16,136,700
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,136,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D/A	Page 7 of 15

1	Name of Reporting Persons. Luminus Asset Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 16,136,700
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,136,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D/A	Page 8 of 15

1	Name of Reporting Persons. Luminus Energy Partners Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 16,136,700
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,136,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D/A	Page 9 of 15

1	Name of Reporting Persons. LPCO Investments S.a.r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 16,136,700
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,136,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D/A	Page 10 of 15

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D initially filed on June 27, 2007 (the “Original Filing”) and amended on October 23, 2007 by the Reporting Person relating to the Common Shares, no par value (the “Shares”), of TransAlta Corporation, a corporation incorporated under the Canada Business Corporations Act (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or Amendment No. 1. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 2.	Identity and Background.

Item 2 is hereby amended by as follows:

LSP Holdings, LSP Holdings II, Luminus Energy Fund, and Luminus Asset Partners are members of LPCO Investments S.à.r.l. (“LPCO”). LPCO was formed on November 30, 2007 under the laws of Luxembourg. Due to their relationship with LPCO, each of LSP Holdings, LSP Holdings II, Luminus Energy Fund and Luminus Asset Partners may be deemed to have shared voting and investment power with respect to the Shares beneficially owned by LPCO. As such, LSP Holdings, LSP Holdings II, Luminus Energy Fund and Luminus Asset Partners may be deemed to have shared beneficial ownership of the Shares of which LPCO is the holder and owner. Each of LSP Holdings, LSP Holdings II, Luminus Energy Fund and Luminus Asset Partners, however, disclaims beneficial ownership of such Shares. As of November 30, 2007, LPCO was the record owner of 16,092,100 Shares1.

1	Luminus Energy Partners Master Fund, Ltd. currently holds 44,600 shares purchased on November 29, 2007 which are expected to be transferred to and held by LPCO.

CUSIP No. 89346D107	13D/A	Page 11 of 15

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

As of November 30, 2007, the Reporting Persons may be deemed to beneficially own an aggregate of 16,136,700 Shares, as detailed below in Item 5. The aggregate purchase price for such shares was $420,742,769.84 (exclusive of brokerage commissions and fees). The shares acquired by LPCO were contributed by other Reporting Persons listed hereto who purchased the shares with working capital and/or borrowings pursuant to margin accounts maintained in the ordinary course of business at the previously identified financial institution.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended as follows:

On November 30, 2007 the Reporting Persons consummated an internal restructuring that involved the formation of LPCO Investments, S.à.r.l., a Luxembourg entity that is wholly-owned by LSP Holdings, LSP Holdings II, Luminus Energy Fund and Luminus Asset Partners. The shares previously held by these Reporting Persons were transferred to LPCO. Going forward, any additional shares of the Issuer purchased by the Reporting Persons are expected to be transferred to and held by LPCO.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Original Filing are hereby amended and restated as follows:

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
LSP Penn Holdings, LLC	0	16,136,700	16,136,700	8.0%
LSP Penn Holdings II, LLC	0	16,136,700	16,136,700	8.0%
LS Power Partners, L.P.	0	16,136,700	16,136,700	8.0%
LS Power Partners II, L.P.	0	16,136,700	16,136,700	8.0%
Luminus Management, LLC	0	16,136,700	16,136,700	8.0%
Luminus Asset Partners, L.P.	0	16,136,700	16,136,700	8.0%
Luminus Energy Partners Master Fund, Ltd.	0	16,136,700	16,136,700	8.0%
LPCO Investments S.à.r.l.	0	16,136,700	16,136,700	8.0%

CUSIP No. 89346D107	13D/A	Page 12 of 15

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group,” which “group” may be deemed to beneficially own an aggregate of 16,136,700 Shares, representing approximately 8.0% of the outstanding Shares. The percentages used herein are based on the 202,200,000 Shares reported to be issued and outstanding as of October 22, 2007 by the Issuer in its Report of Foreign Issuer on Form 6-K, filed with the Securities and Exchange Commission on October 24, 2007.

Item 5(c) of the Original Filing is hereby amended as follows:

All transactions in the Shares effected during the 60 days prior to and including November 30, 2007 by the Reporting Persons are set forth in Annex C attached hereto and incorporated herein by reference.

Item 7 of the Original Filing is hereby amended and restated as follows:

Exhibit No.	Description

7.1	Joint Filing Agreement, dated December 6, 2007 (filed herewith).

7.2	Power of Attorney, dated December 6, 2007 (filed herewith).

CUSIP No. 89346D107	13D/A	Page 13 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2007

LSP Penn Holdings, LLC

By:	/s/ James Bartlett
Name:	James Bartlett
Title:	President

LSP Penn Holdings II, LLC

By:	/s/ James Bartlett
Name:	James Bartlett
Title:	President

LS Power Partners, L.P.

By:	/s/ James Bartlett
Name:	James Bartlett
Title:	President

LS Power Partners II, L.P.

By:	/s/ James Bartlett
Name:	James Bartlett
Title:	President

Luminus Management, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

CUSIP No. 89346D107	13D/A	Page 14 of 15

Luminus Asset Partners, L.P.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

LPCO Investments S.à.r.l.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	Authorized Signatory

CUSIP No. 89346D107	13D/A	Page 15 of 15

ANNEX C TO SCHEDULE 13D/A

Party Affecting Transaction	Date	Buy/Sell	Quantity	Average Price ($)[1]	Currency
Luminus Asset Partners, LP	10/23/07	Buy	10,800	31.76	USD
LSP Penn Holdings, LLC	10/23/07	Buy	180,000	31.76	USD
LSP Penn Holdings II, LLC	10/23/07	Buy	180,000	31.76	USD
Luminus Energy Partners Master Fund, Ltd.	10/23/07	Buy	79,200	31.76	USD
Luminus Energy Partners Master Fund, Ltd.	11/29/07	Buy	44,600	31.59	USD

1	Exclusive of brokerage fees and commissions.